March 16, 2009

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2008
       Form 10-Q for the Fiscal Quarters Ended September 30 and December 30, 2008
       File No. 1-33144

Dear Mr. Vaughn,

This letter is in response to your letter dated March 3, 2009 concerning your review of our Form 10-K for the fiscal year ended June 30, 2008 and our Form 10-Q for the fiscal quarters ended September 30 and December 30, 2008. We have set forth below the SEC’s comment as contained in your March 3, 2009 letter followed by the Company’s response.

SEC Staff Comment

Form 10-K

Consolidated Statements of Operations, page F-4

1.
Please refer to your response to comment 2 of our February 5, 2009 letter. We continue to believe the EPS presentation requested in our comment is appropriate and is supported by our interpretation of paragraph 58 of SFAS 128. We re-issue comment 2 of our February 5, 2009 letter. Please revise future filings accordingly.

Response to SEC Staff Comment

Management agrees to make this disclosure due to the SEC’s comments; however, management of Hampden Bancorp, Inc. (the “Company”) still believes that pro forma EPS would not provide an accurate representation of the Company prior to the Conversion.  Further, management of the Company continues to maintain that providing pro forma EPS for such period is potentially misleading given the complex and fundamental legal and economic effects of the Conversion.  Management upholds its belief that the complexity and potential confusion in making such disclosure would outweigh any meaningful disclosure to investors.

The company proposes putting the following disclosure in it’s upcoming Form 10-K for the Fiscal Year Ended June 30, 2009 on the face of the statements of operations.

		Years Ended June 30,
		2009	2008	2007 (1)

Net income (loss)			$ 1,170	$ (1,455)

Earnings per share
	Basic		$ 0.16	$ (0.20)
	Diluted		$ 0.16	$ (0.20)

Weighted average shares outstanding
	Basic		7,273,069	7,333,354
	Diluted		7,283,701	7,333,354

Mr. Kevin W. Vaughn
March 16, 2009

(1) Since the Company’s initial public offering (IPO) in January 2007, the Company has presented earnings per share data for quarterly and annual reporting periods during which its shares were outstanding for the complete period. This presentation was consistent with the method used in practice by banking entities. Pursuant to guidance provided to the Company by the staff of the Securities and Exchange Commission, the Company is revising its presentation of earnings per share data for periods prior to its IPO, which was completed on January 16, 2007, to reflect shares issued in the IPO and the Hampden Bank Employee Stock Ownership Plan as outstanding for all periods presented. The additional disclosure of earnings per share for those periods prior to the IPO has no effect on previously reported earnings per share for periods subsequent to the IPO. Accordingly, earnings per share for the year ended June 30, 2007 is being presented for the first time herein.

******

Please be advised that the management of Hampden Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (413) 452-5181 if you have any questions that require further discussion.

Sincerely,

/s/ Robert A. Massey

Robert A. Massey
Chief Financial Officer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102